[LETTERHEAD OF ARBUTUS BIOPHARMA CORP.]

January 17, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	Arbutus Biopharma Corp.
Registration Statement on Form S-3
Filed December 23, 2016, as amended
File No. 333-215290

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Arbutus Biopharma Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to January 19, 2017 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

ARBUTUS BIOPHARMA CORP.

By:	/s/ Bruce G. Cousins
Name: Bruce G. Cousins Title: Executive Vice President & Chief Financial Officer